FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	Change of CEO

2.	Resignation of Auditor or Audit Committee Member before the Term of office

3.	Resignation of Outsider Director before the Term of Office

4.	Results of Extraordinary Shareholders’ Meeting

5.	Change of Largest Shareholder

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	October 24, 2008	By:	/s/ Nam Ju Kim
			Name:	NAM JU KIM
			Title:	Chief Executive Officer

Change of CEO

1. Details of Change	Current CEO	Kim, Nam Ju
	New CEO	Kim, Chang Keun
2. Reasons for Change		Newly Appointed CEO due to changing the management
3. Date of Change		10/24/2008
4. Date of Board of Directors’ Resolution		10/24/2008
- Outside Directors in Attendance	Number Present	3
	Number Absent	-
- Auditors (members of audit committee) in Attendance		-
5. Other		-
※ Relevant Disclosure

【Profile of the Newly Appointed CEO】

Name	Relationship to Majority Shareholder	Professional Background	Remark
Kim, Chang Keun	Specially-related party	- Business department manager of NHN Hangame division - Group manager of NHN publishing business group	-

Resignation of Auditor or Audit Committee Member before the Term of Office

1.Details of Departing Auditor or Audit Committee Member	Type		Audit Committee Member
	Name		Seo, Beom Soo Yoon, Young Bong Choi, Young Hwan
	Term of office	From	03/28/2008
		To	03/27/2010
2. Reasons for Resignation			Voluntary Resignation
3. Resignation Date			10/24/2008
4. Auditors or Audit Committee Members after Resignation	Number of Auditors	Standing	0
		Non-Standing	0
	Number of Audit Committee Members	Outside Directors	3
		Non-Outside Directors	0
5. Applicability of Large-scale Corporation			Not Apply

6. Others

-	Resignation Date refers to the submission date of the Resignation

-	Auditors or Audit Committee Members includes the newly appointed audit committee member at the extraordinary Shareholders’ Meeting 10 A.M. on October 24th 2008.

Resignation of Outside Director before the Term of Office

1.Details of Departing Outside Director	Name		Seo, Beom Soo Yoon, Young Bong Choi, Young Hwan
	Term of office	From	03/28/2008
		To	03/27/2010
2. Reasons for Resignation			Voluntary Resignation
3. Resignation Date			10/24/2008
4. Outside Directors after Resignation	Total Number of Directors(No)		6
	Number of Outside Directors (No)		3
	Ratio of Outside Directors (%)		50%
5. Applicability of Large-scale Corporation			Not Apply

6. Others

-	Resignation Date refers to the submission date of the Resignation

-	Outside Directors includes the newly appointed outside director at the Extraordinary Shareholders’ Meeting 10 A.M. on October 24th 2008.

Results of Extraordinary Shareholders` Meeting

1. Details of Resolutions
Agenda 1. Appointment   of    directors (including  outside  director)

à Approved according to the original suggestion

Agenda 2. Appointment    of    audit  committee  members

à Approved according to the original suggestion

2. Date of Shareholders' Meeting	10/24/2008
3. Other	-
	※ Relevant Disclosure	-

【Details  of  Directors'  Appointment】

Name	Date of Birth	Term	New or Existing	Profile	Present Position	Education	Nationality
Chang Keun Kim	05/23/1971	3 years	New Appointment	-Business department manager of NHN Hangame division - Group manager of NHN publishing business group	Advisor of Webzen	- Bachelor’s degree in business administration from Seoul National University - Master degree and doctoral degree in business administration from Korea Advanced Institute of Science and Technology	Korea
Byoung Gwan Kim	01/15/1973	3 years	New Appointment	NHN	NHN Games CEO	- Bachelor’s degree in business administration from Seoul National University - Master degree in industrial business administration from Korea Advanced Institute of Science and Technology	Korea

【Details  of  Outside  Directors'  Appointment】

Name	Date of Birth	Term	New or Existing	Profile	Present Position	Education	Nationality
Chang Won Lee	11/08/1963	2 years	New Appointment	Law Firm SeJong Partner	Law Firm SeJong	- Bachelor’s degree in college of law from Seoul National University - Master of laws from University of Boston	Korea
Seung Han Ha	10/27/1967	2 years	New Appointment	Certified Public Accountant	Accounting Firm SeJong	- Bachelor’s degree in business administration from Seoul National University - Master degree in Business administration from University of Illinois	Korea
Hwi Jun Sin	10/12/1977	2 years	New Appointment	Certified Public Accountant /Business consultant - KPMG Accounting Firm Sam Jung - City group global market securities	director of Burookdaeil.co.Ltd	- Bachelor’s degree in business administration from Seoul National University	Korea

【Details  of  Audit committee members'   Appointment】

Name	Date of Birth	Term	New or Existing	Profile	Present Position	Education	Nationality
Chang Won Lee	11/08/1963	2 years	New Appointment	Law Firm SeJong Partner	Law Firm SeJong	- Bachelor's degree in college of law from Seoul National University - Master of laws from University of Boston	Korea
Seung Han Ha	10/27/1967	2 years	New Appointment	Certified public accountant	Accounting Firm SeJong	- Bachelor's degree in business administration from Seoul National University - Master degree in Business administration from University of Illinois	Korea
Hwi Jun Sin	10/12/1977	2 years	New Appointment	- Certified public accountant / business consultant - KPMG Accounting Firm Sam Jung - City group global market securities	director of Burookdaeil.co.Ltd	- Bachelor's degree in business administration from Seoul National University	Korea

Change  of  The  Largest  Shareholder

1. Details of Change	Before Change	Name of the Largest Shareholder	Nam-Ju Kim and 5 others
		Number of Shares Held	4,201,411
		Shareholding Ratio (%)	32.38
	After Change	Name of the Largest Shareholder	NHN Games Co., Ltd and 5 others
		Number of Shares Held	4,481,035
		Shareholding Ratio (%)	34.54
2. Reasons for Change			Due to the disclosure, other material matters of management, on 09/04/2008
3. Purpose of Share Acquisition			Participation of the management
- Method of Funding for Acquisition			Own capital and convertible bond
- Proposed Plan for Appointment/Dismissal of Directors
-  Directors except Hyung-Chul Kim resigned at the extraordinary Meeting of Shareholders on October 24, 2008
-  New directors were appointed at the extraordinary Meeting of Shareholders on October 24, 2008

4. Date of Change			10/24/2008
5. Date Confirmed			10/24/2008

6.  Others

Regarding to the contract, the change date is the transfer date of shares (refer the disclosure, other material matters of management, on 09/04/2008) 【Details of Change】

Name / Name of Company	Relationship	Before Change		After Change		Remarks
		No. of Shares	Shareholding Ratio(%)	No. of Shares	Shareholding Ratio(%)
Nam-Ju Kim	Majority Shareholder before Change	813,279	6.27	554,127	4.27	Person Affiliated to Majority Shareholder after Change

Kil-Saup Song	Person Affiliated to Majority Shareholder before Change	622,491	4.80	424,134	3.27	Person Affiliated to Majority Shareholder after Change
Ki-Yong Cho	Person Affiliated to Majority Shareholder before Change	600,000	4.62	408,809	3.15	Person Affiliated to Majority Shareholder after Change
Hyung-Chul Kim	Person Affiliated to Majority Shareholder before Change	3,400	0.03	3,400	0.03	Person Affiliated to Majority Shareholder after Change
Woori Investment Security Co., Ltd.	Person Affiliated to Majority Shareholder before Change	797,649	6.15	0	0	-
NHN Games Co., Ltd.	Majority Shareholder after Change	1,364,592	10.52	3,080,565	23.74	Majority Shareholder after Change
Chang Keun Kim	Person Affiliated to Majority Shareholder after Change	0	0	10,000	0.08	Person Affiliated to Majority Shareholder after Change

1)	Number of Shares before change is based on the contract date(09/04/2008)

2)	Nam-Ju Kim, Kil-Saup Song, Ki-Yong Cho and Hyung-Chul Kim are affiliated with the new largest shareholder NHN Games Co., Ltd. after change